Mail Stop 4561

March 20, 2008

Mr. Monty A. Houdeshell
Executive Vice President and
Chief Financial Officer
Autobytel Inc.
18872 MacArthur Boulevard
Irvine, CA 92612

      Re: **Autobytel Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Filed March 15, 2007
             File No. 000-22239

Dear Mr. Houdeshell:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

      Sincerely,

      Mark Kronforst
      Accounting Branch Chief